ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

13 July 2002

02049306

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 11 July 2002, Re: 1) Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem ("Proposed Subscription"); and 2) Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **11-07-2002 05:36:45 PM**
Reference No **AA-020711-4CBEF**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem ("Proposed Subscription"); and

Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002, 9 May 2002 and 20 May 2002 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad in respect of the above matters ("Said Announcements") and wishes to inform that:

1. in response to AMBV's appeal to exercise the Consideration Warrants (as defined below) within a period longer than 3 months, i.e. 3 years' period from the date of obtaining LAP's shareholders' approval for a separate resolution to waive their rights to receive a general offer from AMBV and parties acting in concert with AMBV ("Whitewash Resolution") as announced on 20 May 2002 and taking into account the revised Singapore Code on Take-overs and Mergers ("Code") which took effect from 10 June 2002, the Securities Industry Council, Singapore ("SIC"), by its letter dated 9 July 2002, ruled that AMBV and parties acting in concert with AMBV will not be required to make a general offer on the shares not already held by them in LAP pursuant to the issue of the LAP shares and warrants, being the consideration for the Proposed Disposal ("Consideration Shares" and "Consideration Warrants" respectively) and the exercise of the Consideration Warrants shall subject to conditions, *inter alia*:

   1.1 a majority of independent shareholders of LAP present and voting at a general meeting, held before the issue of the Consideration Shares and the Consideration Warrants, approve by way of a poll, the Whitewash Resolution;

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

1.2 AMBV and parties acting in concert with AMBV and parties not independent of them abstain from voting on the Whitewash Resolution;

1.3 AMBV and parties acting in concert with AMBV did not purchase and are not to purchase any LAP shares or instruments convertible into, rights to subscribe for and options in respect of LAP shares (other than the Consideration Warrants to be issued):

1.3.1 during the period between the announcement of the proposed issue of the Consideration Shares and Consideration Warrants ("Proposed Issue") and the date of shareholders' approval is obtained for the Whitewash Resolution; and

1.3.2 in the 6 months prior to the announcement of the Proposed Issue but subsequent to negotiations, discussions or the reaching of understandings or agreements with the Directors of LAP in relation to the Proposed Issue;

1.4 LAP appoints an independent financial adviser to advise its independent shareholders on the Whitewash Resolution; and

1.5 to rely on the Whitewash Resolution, the issue of the Consideration Shares and Consideration Warrants must be completed within 3 months of shareholders' approval of the Whitewash Resolution. **The acquisition of new LAP shares as a result of exercising the Consideration Warrants must be completed within 2 years of the date of issue of the Consideration Warrants.**

Notwithstanding, all acquisitions of voting rights in LAP by AMBV and parties acting in concert with AMBV (other than the acquisition of the Consideration Shares and via the exercise of the Consideration Warrants) at any time will be subject to the provisions of the Code.

2. as at the date of this announcement, the following conditions precedent for the Proposed Subscription and/or Proposed Disposal are still outstanding:

2.1 the approval of the Securities Commission;
2.2 completion of the Proposed Internal Restructuring of ATE and Proposed Subscription (as more particularly set out in the Said Announcements);
2.3 the approval of the shareholders of AMB and LAP at their respective extraordinary general meetings to be convened for the Proposed Subscription and/or Proposed Disposal, as the case may be;
2.4 the approval of the Singapore Exchange Securities Trading Limited for the Proposed Disposal and the listing of and quotation for the new LAP shares to be issued pursuant to the Proposed Disposal;
2.5 LAP being satisfied with the findings of the legal due diligence review on the ATE group;
2.6 the land use rights and property ownership rights from the Chinese partner of ATE to Hefei Jianghuai Automotive Co Ltd and Anhui Jianghuai Automotive Chassis Co Ltd, being obtained;
2.7 the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the People's Republic of China ("PRC") for certain aspects of the Proposed Internal Restructuring of ATE; and
2.8 the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC, if required.

AMB will inform the Exchange of any further developments in respect of the Proposed Subscription

ANGKASA MARKETING BERHAD (41515-D)

Secretary 11 JUL 2002

and/or Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

11 JUL 2002